Impax Reports Fourth Quarter and Full Year 2017 Results

‒ Q4 2017 Total Revenues of $183 Million; GAAP Net Loss Per Share of $4.18; Non-GAAP Adjusted Income Per Share of $0.11 ‒
‒ Full Year 2017 Total Revenues of $776 Million; GAAP Net Loss Per Share of $6.53; Non-GAAP Adjusted Income Per Share of $0.63 ‒
‒ Completes Operational and Cost Improvement Plans ‒
‒ Combination with Amneal Pharmaceuticals Expected to Close in the Second Quarter of 2018 ‒

BRIDGEWATER, NJ, March 1, 2018 – Impax Laboratories, Inc. (NASDAQ: IPXL), today announced fourth quarter and full year 2017 financial results.

Fourth Quarter 2017

•
Total revenues in the fourth quarter 2017 were $182.9 million, a decrease of 7.8%, compared to $198.4 million in the prior year period due to a decrease in sales of generic products, partially offset by an increase in sales of specialty products.

•
GAAP net loss was $301.1 million or a loss of $4.18 per share for the fourth quarter 2017, compared to a loss of $279.6 million or a loss of $3.91 per share in the prior year period. The fourth quarter of 2017 includes $230.7 million of non-cash intangible asset impairment charges on a few currently marketed and in-development generic products primarily due to competition, and a $74.1 million impairment charge associated with the sale of the Taiwan manufacturing facility. The fourth quarter of 2016 includes non-cash intangible asset impairment charges of $253.9 million due to competition and product discontinuations primarily related to certain products acquired in the Company’s acquisition of Tower Holdings, Inc. and subsidiaries in March 2015 (the “Tower Acquisition”).

•
Adjusted net income was $7.6 million or $0.11 per share in the fourth quarter 2017, compared to $11.6 million or $0.16 per share in the prior year period, primarily due to lower generic product revenue. Refer to the attached “Non-GAAP Financial Measures” for a reconciliation of all GAAP to non-GAAP items.

•
EBITDA (earnings before interest, taxes, depreciation and amortization) was a loss of $274.8 million in the fourth quarter 2017, compared to a loss of $234.0 million in the prior year period, primarily as a result of the charges noted above. Adjusted EBITDA was $33.1 million, compared to $37.3 million in the prior year period.

Full Year 2017

•
Total revenues for the full year 2017 were $775.8 million, a decrease of 5.9%, compared to $824.4 million in the prior year due to a decrease in sales of generic products, partially offset by an increase in sales of specialty products.

•
GAAP net loss was $469.3 million or a loss of $6.53 per share for the full year 2017, compared to a loss of $472.0 million or a loss of $6.63 per share in the prior year, primarily a result of the items noted above. The full year 2017 GAAP results include $289.7 million of non-cash intangible asset impairment charges on a few currently marketed and in- development generic products primarily due to competition, and a $74.1 million impairment charge associated with the sale of the Taiwan manufacturing facility. The GAAP results for 2016 include non-cash intangible asset impairment charges of $541.6 million related to certain products acquired from Teva

Pharmaceuticals Industries Ltd. and affiliates of Allergan plc in August 2016 (the “Teva Transaction”) and from the Tower Acquisition.

•
Adjusted net income was $45.2 million or $0.63 per share for the full year 2017, compared to $83.7 million or $1.16 per share in the prior year, primarily due to lower generic product revenue caused by buyer consolidation and additional competition. Refer to the attached “Non-GAAP Financial Measures” for a reconciliation of all GAAP to non-GAAP items.

•
EBITDA for the full year 2017 was a loss of $303.8 million, compared to a loss of $453.0 million in the prior year, primarily as a result of the charges noted above. Adjusted EBITDA was $149.8 million, compared to $200.4 million in the prior year.

“2017 was a year of transition for Impax,” said Paul Bisaro, President and Chief Executive Officer of Impax. “Throughout the year we successfully executed on our Path Forward growth strategy. We continued to build momentum in our Specialty Pharma franchise which delivered strong sales growth of Rytary® with an increase of 24% over 2016. Our Generics franchise, facing a challenging generic market environment, worked hard to mitigate the impact of those challenges on our business. “

“We also completed our operational and cost improvement program nearly one year ahead of schedule,” continued Bisaro. “Key highlights included the sale of our Taiwan manufacturing subsidiary for $18.5 million, completing the closure of our Middlesex, New Jersey R&D and packaging facility, and completing our product optimization strategies across our generic portfolio. These actions are expected to generate run-rate savings of approximately $85 million.”

“We made significant progress in preparing for our combination with Amneal Pharmaceuticals. Integration planning teams are finalizing key Day 1 plans to ensure business continuity following the close of the transaction. We remain excited about the value of this combination, which will create a more diversified company with one of the industry’s leading high-value generic product pipelines. We are currently on track to close the transaction in the second quarter of 2018 and expect to provide combined company full year 2018 guidance after the close of the transaction.”

Business Segment Information

The Company has two reportable segments, the Impax Generics division and the Impax Specialty Pharma division and does not allocate general corporate services to either segment. All information presented is on a GAAP basis unless otherwise noted.

Impax Generics Division Information
(Unaudited; In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Revenues:
Impax Generics Product sales, net	$112,943	$139,226	$549,077	$606,320
Cost of revenues	106,801	109,380	454,911	417,316
Cost of revenues impairment charges	43,961	206,312	96,865	464,319
Gross loss	(37,819)	(176,466)	(2,699)	(275,315)
Operating expenses:
Selling, general and administrative	8,223	8,066	28,294	20,508
Research and development	12,612	15,868	63,245	61,980
In-process research and development impairment charges	186,731	11,275	192,809	27,765
Fixed asset impairment charges	5,577	-	8,380	-
Change in fair value of contingent consideration	(38,123)	-	(31,048)	-
Patent litigation expense	112	413	827	829
Total operating expenses	175,132	35,622	262,507	111,082
Loss from operations	$(212,951)	$(212,088)	$(265,206)	$(386,397)

Gross margin	(33.5)%	(126.7)%	(0.5)%	(45.4)%
Adjusted gross profit (a)	$35,401	$45,730	$209,073	$238,364
Adjusted gross margin (a)	31.3%	32.8%	38.1%	39.3%

(a) Adjusted gross profit is calculated as total revenues less adjusted cost of revenues. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues. Refer to the "Non-GAAP Financial Measures" for a reconciliation of GAAP to non-GAAP items.

Fourth Quarter 2017

Total revenues for the Generics division in the fourth quarter 2017 were $112.9 million, a decrease of 18.9%, compared to the prior year period. The decrease compared to the prior year period was primarily due to revenue reductions from increased competition on a few key products including diclofenac sodium gel, budesonide, fenofibrate and metaxalone, partially offset by higher revenue from epinephrine auto-injector and new product launches.

Gross margin in the fourth quarter 2017 was a loss of 33.5%, compared to a loss of 126.7% in the prior year period, primarily due to significantly lower impairment charges during the fourth quarter 2017. Adjusted gross margin in the fourth quarter 2017 declined to 31.3%, compared to 32.8% in the prior year period, primarily due to product sales mix.

Total operating expenses in the fourth quarter 2017 were $175.1 million, compared to $35.6 million in the prior year period, primarily due to significantly higher in-process research and development impairment charges as a result of either delays in the anticipated launch or additional competition on a few products acquired in the Teva Transaction. The Company also incurred fixed asset impairment charges related to the planned closure of the Middlesex, New Jersey manufacturing facility, which the Company subsequently sold in early 2018. The increase was partially offset by a change in the fair value of contingent consideration for generic Concerta® based on the Company’s review of the anticipated timing and probability of the products launch and an assessment of the number of competitors expected in the market.

Full Year 2017

Total revenues for the Generics division for the full year 2017 were $549.1 million, a decrease of 9.4%, over the prior year. The decrease compared to the prior year was primarily due to increased competition on diclofenac sodium gel, metaxalone, generic Adderall XR® and fenofibrate. These decreases were partially offset by increased revenues from epinephrine auto-injector, budesonide and other products acquired as part of the Teva Transaction compared to the prior year.

Gross margin for the full year 2017 was a loss of 0.5%, compared to a loss of 45.4% in the prior year, primarily due to lower impairment charges during 2017. Adjusted gross margin for the full year 2017 declined to 38.1%, compared to 39.3% in the prior year, primarily due to product sales mix.

Total operating expenses for the full year 2017 were $262.5 million, compared to $111.1 million in the prior year. The increase was primarily due to in-process research and development impairment charges and fixed assets impairment charges, partially offset by a change in the fair value of contingent consideration, as noted above, compared to the prior year.

Impax Specialty Pharma Division Information
(Unaudited; In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Revenues:
Rytary® sales, net	$28,290	$21,803	$91,637	$73,833
Zomig® sales, net	15,034	13,576	51,115	53,539
All Other Specialty Pharma Product sales, net	26,643	23,817	83,958	90,737
Total revenues	69,967	59,196	226,710	218,109
Cost of revenues	19,679	19,667	80,212	69,583
Cost of revenues impairment charges	-	24,313	-	24,313
Gross profit	50,288	15,216	146,498	124,213
Operating expenses:
Selling, general and administrative	18,670	15,139	67,949	61,448
Research and development	3,077	4,662	17,602	18,486
In-process research and development impairment charges	-	11,973	-	25,200
Fixed asset impairment charges	74,128	-	74,128	-
Patent litigation expense	1,111	879	4,278	6,990
Total operating expenses	96,986	32,653	163,957	112,124
(Loss) income from operations	$(46,698)	$(17,437)	$(17,459)	$12,089

Gross margin	71.9%	25.7%	64.6%	56.9%
Adjusted gross profit (a)	$55,940	$46,945	$170,916	$174,417
Adjusted gross margin (a)	80.0%	79.3%	75.4%	80.0%

(a) Adjusted gross profit is calculated as total revenues less adjusted cost of revenues. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues. Refer to the "Non-GAAP Financial Measures" for a reconciliation of GAAP to non-GAAP items.

Fourth Quarter 2017

Total revenues for the Specialty Pharma division in the fourth quarter 2017 were $70.0 million, an increase of 18.2%, compared to the prior year period, driven by higher revenue from Rytary®, Zomig® and the anthelmintic products franchise.

Gross margin in the fourth quarter 2017 was 71.9%, compared to 25.7% in the prior year period, primarily due to impairment charges in the fourth quarter 2016 for which there were no comparable amounts in the fourth quarter of 2017. Adjusted gross margin in the fourth quarter 2017 was 80.0%, compared to 79.3% in the prior year period, primarily due to product sales mix.

Total operating expenses in the fourth quarter 2017 were $97.0 million, compared to $32.7 million in the prior year period. The increase was primarily due to fixed asset impairment charges associated with the Company’s entry into an agreement with a third party to sell its Taiwan subsidiary and Taiwan operations, partially offset by lower in-process research and development impairment charges, compared to the prior year period. Additionally, selling, general and administrative expenses in the fourth quarter 2017 increased compared to the prior year period due to restructuring and severance-related charges as a result of a reorganization within the division.

Full Year 2017

Total revenues for the Specialty Pharma division for the full year 2017 were $226.7 million, an increase of 3.9% over the prior year. The increase from the prior year was primarily due to higher revenue from Rytary, partially offset by lower sales of our anthelmintic products franchise and Zomig.

Gross margin for the full year 2017 was 64.6%, compared to 56.9% in the prior year primarily due to impairment charges in 2016 for which there were no comparable amounts in 2017. Adjusted gross margin for the full year 2017 was 75.4%, compared to 80.0% in the prior year, primarily due to product sales mix.

Total operating expenses for the full year 2017 were $164.0 million, compared to $112.1 million in the prior year. The increase was primarily due to fixed asset impairment charges, partially offset by lower in-process research and development impairment charges, as noted above, compared to the prior year.

Corporate and Other Information
(Unaudited; In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
General and administrative expenses	$37,123	$34,381	$120,027	$119,874
Unallocated corporate expenses	$(37,123)	$(34,381)	$(120,027)	$(119,874)

Fourth Quarter 2017

General and administrative expenses in the fourth quarter 2017 were $37.1 million, compared to $34.4 million in the prior year period, primarily due to higher business development expenses partially offset by lower restructuring and severance related charges.

Full Year 2017

General and administrative expenses for the full year 2017 were $120.0 million, compared to $119.9 million for the full year 2016.

Interest expense, net for the full year 2017 was $53.4 million, an increase of $13.0 million compared to the prior year, due to the $400.0 million Term Loan Facility entered into by the Company in the third quarter 2016 to finance the Teva Transaction.

Conference Call Information

The Company will host a conference call with a slide presentation on March 1, 2018 at 8:30 a.m. ET to discuss its results. The call and presentation can also be accessed via a live Webcast through the Investor Relations section of the Company’s Web site, www.impaxlabs.com. The number to call from within the United States is (877) 356-3814 and

(706) 758-0033 internationally. The conference ID is 7677287. A replay of the conference call will be available shortly after the call for a period of seven days. To access the replay, dial (855) 859-2056 (in the U.S.) and (404) 537-3406 (international callers).

About Impax Laboratories, Inc.

Impax Laboratories, Inc. (Impax) is a specialty pharmaceutical company applying its formulation expertise and drug delivery technology to the development of controlled-release and specialty generics in addition to the development of central nervous system disorder branded products. Impax markets its generic products through its Impax Generics division and markets its branded products through the Impax Specialty Pharma division. Additionally, where strategically appropriate, Impax develops marketing partnerships to fully leverage its technology platform and pursues partnership opportunities that offer alternative dosage form technologies, such as injectables, nasal sprays, inhalers, patches, creams, and ointments. For more information, please visit the Company's Web site at: www.impaxlabs.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
To the extent any statements made in this news release contain information that is not historical; these statements are forward-looking in nature and express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance, or achievements to differ significantly from the results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, fluctuations in the Company’s operating results and financial condition, the volatility of the market price of the Company’s common stock, the Company’s ability to successfully develop and commercialize pharmaceutical products in a timely manner, the impact of competition, the effect of any manufacturing or quality control problems, the Company’s ability to manage its growth, risks related to acquisitions of or investments in technologies, products or businesses, risks relating to goodwill and intangibles, the reduction or loss of business with any significant customer, the substantial portion of the Company’s total revenues derived from sales of a limited number of products, the impact of continuing consolidation of the Company’s customer base, the Company’s ability to sustain profitability and positive cash flows, the impact of any valuation allowance on the Company’s deferred tax assets, the restrictions imposed by the Company’s credit facility and indenture, the Company’s level of indebtedness and liabilities and the potential impact on cash flow available for operations, the availability of additional funds in the future, any delays or unanticipated expenses in connection with the operation of the Company’s manufacturing facilities or at its third party suppliers, the effect of foreign economic, political, legal and other risks on the Company’s operations abroad, the uncertainty of patent litigation and other legal proceedings, the increased government scrutiny on the Company’s agreements to settle patent litigations, product development risks and the difficulty of predicting FDA filings and approvals, consumer acceptance and demand for new pharmaceutical products, the impact of market perceptions of the Company and the safety and quality of its products, the Company’s determinations to discontinue the manufacture and distribution of certain products, the Company’s ability to achieve returns on its investments in research and development activities, changes to FDA approval requirements, the Company’s ability to successfully conduct clinical trials, the Company’s reliance on third parties to conduct clinical trials and testing, the Company’s lack of a license partner for commercialization of Numient® (IPX066) outside of the United States and Taiwan, the impact of illegal distribution and sale by third parties of counterfeits or stolen products, the availability of raw materials and impact of interruptions in the Company’s supply chain, the Company’s policies regarding returns, rebates, allowances and chargebacks, the use of controlled substances in the Company’s products, the effect of global economic conditions on the Company’s industry, business, results of operations and financial condition, disruptions or failures in the Company’s information technology systems and network infrastructure caused by cyber-attacks or other third party breaches or other events, the Company’s reliance on alliance and collaboration agreements, the Company’s reliance on licenses to proprietary technologies, the Company’s dependence on certain employees, the Company’s ability to comply with legal and regulatory requirements governing the healthcare industry, the regulatory environment, the effect of certain provisions in the Company’s government contracts, the Company’s ability to protect its intellectual property, exposure to product liability claims, changes in tax regulations, uncertainties involved in the preparation of the Company’s financial statements, the Company’s ability to maintain an effective system of internal control over financial reporting, the effect of terrorist attacks on the Company’s business, the location of the Company’s manufacturing and research and development facilities near earthquake fault lines, expansion of social media platforms, risks related to the Company’s proposed business combination with Amneal Pharmaceuticals, Inc. (“Amneal”), including whether the transactions (the “Combination”) contemplated by the Business Combination Agreement dated as of October 17, 2017 by and among us, Amneal, Atlas Holdings, Inc., and K2 Merger Sub Corporation as amended by Amendment No. 1, dated November 21, 2017 and Amendment No. 2 dated December 16, 2017 (the “Business Combination Agreement”) will be completed on the terms or timeline contemplated, if at all, the risk that governmental entities could take actions under antitrust laws to enjoin the completion of the Combination, business uncertainties and contractual restrictions while the Combination is pending, challenges related to the Company’s integration with Amneal after the closing, the fact that ownership interests will not be adjusted if there is a change in value of the Company or Amneal, provisions in the Business Combination Agreement that may discourage other companies from acquiring the Company, transaction related costs related to the Combination and integration, the lower ownership and voting interests that the Company’s stockholders will have in New Amneal after the closing, the pending litigation related to the Combination and other risks described in the Company’s periodic reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as to the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, regardless of whether new information becomes available, future developments occur or otherwise.

Company Contact:
Mark Donohue
Investor Relations and Corporate Communications
(215) 558-4526
www.impaxlabs.com

Impax Laboratories, Inc.
Consolidated Statements of Operations
(Unaudited; In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Revenues:
Impax Generics, net	$112,943	$139,226	$549,077	$606,320
Impax Specialty Pharma, net	69,967	59,196	226,710	218,109
Total revenues	182,910	198,422	775,787	824,429
Cost of revenues	126,480	129,047	535,123	486,899
Cost of revenues impairment charges	43,961	230,625	96,865	488,632
Gross profit (loss)	12,469	(161,250)	143,799	(151,102)

Operating expenses:
Selling, general and administrative	64,016	57,586	216,270	201,830
Research and development	15,689	20,530	80,847	80,466
In-process research and development impairment charges	186,731	23,248	192,809	52,965
Fixed asset impairment charges	79,705	-	82,508	-
Change in fair value of contingent consideration	(38,123)	-	(31,048)	-
Patent litigation expense	1,223	1,292	5,105	7,819
Total operating expenses	309,241	102,656	546,491	343,080
Loss from operations	(296,772)	(263,906)	(402,692)	(494,182)

Other expense, net:
Interest expense, net	(13,672)	(13,440)	(53,412)	(40,419)
Reserve for Turing receivable	(1,328)	7,731	(3,999)	(40,312)
Gain on sale of assets	656	-	17,236	175
Loss on debt extinguishment	-	-	(1,215)	-
Other, net	1,036	(1,398)	(6,879)	(1,587)
Loss before income taxes	(310,080)	(271,013)	(450,961)	(576,325)
(Benefit from) provision for income taxes	(9,010)	8,572	18,326	(104,294)
Net loss	$(301,070)	$(279,585)	$(469,287)	$(472,031)

Net loss per share:
Basic	$(4.18)	$(3.91)	$(6.53)	$(6.63)
Diluted	$(4.18)	$(3.91)	$(6.53)	$(6.63)

Weighted-average common shares outstanding:
Basic	72,098,533	71,487,071	71,856,950	71,147,397
Diluted	72,098,533	71,487,071	71,856,950	71,147,397

Impax Laboratories, Inc.
Condensed Consolidated Balance Sheets
(Unaudited; In thousands)

	December 31,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$181,778	$180,133
Accounts receivable, net	240,753	257,368
Inventory, net	158,471	175,230
Prepaid expenses and other current assets	21,086	14,897
Income tax receivable	61,201	3,513
Assets held for sale	32,266	-
Total current assets	695,555	631,141
Property, plant and equipment, net	124,813	233,372
Intangible assets, net	262,467	620,466
Goodwill	207,329	207,329
Deferred income taxes, net	-	69,866
Other non-current assets	61,136	60,844
Total assets	$1,351,300	$1,823,018

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$329,220	$303,605
Liabilities held for sale	7,170	-
Current portion of long-term debt, net	17,848	17,719
Total current liabilities	354,238	321,324
Long-term debt, net	769,524	813,545
Deferred income taxes	3,226	-
Other non-current liabilities	37,111	64,175
Total liabilities	1,164,099	1,199,044
Total stockholders' equity	187,201	623,974
Total liabilities and stockholders' equity	$1,351,300	$1,823,018

Impax Laboratories, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited; In thousands)

	Year Ended
	December 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(469,287)	$(472,031)
Adjustments to reconcile loss to net cash provided by operating activities:
Depreciation and amortization	109,449	88,348
Non-cash interest expense	25,950	22,845
Share-based compensation expense	26,258	32,180
Deferred income taxes, net and uncertain tax positions	74,873	(127,405)
Intangible asset impairment charges	289,674	541,597
Reserve for Turing receivable	3,999	40,312
Gain on sale of assets	(17,236)	(175)
Loss on debt extinguishment	1,215	-
Change in fair value of contingent consideration	(31,048)	-
Fixed asset impairment charges	82,508	-
Other	(1,018)	2,853
Changes in assets and liabilities which used cash	(11,115)	(44,674)
Net cash provided by operating activities	84,222	83,850

Cash flows from investing activities:
Payment for business acquisition	(121)	(585,800)
Purchases of property, plant and equipment	(26,749)	(49,402)
Proceeds from sale of property, plant and equipment	9,111	1,360
Payments for licensing agreements	(50)	(3,500)
Investment in cash surrender value of insurance	(4,750)	(4,750)
Proceeds from cash surrender value of life insurance policy	529	-
Proceeds from repayment of Tolmar loan	-	15,000
Proceeds from sale of intangible assets	12,350	-
Net cash used in investing activities	(9,680)	(627,092)

Cash flows from financing activities:
Proceeds from issuance of term loan	-	400,000
Repayment of term loan	(70,000)	(5,000)
Payment of deferred financing fees	(818)	(11,867)
Payment of withholding taxes related to restricted stock awards	(4,231)	(9,842)
Proceeds from exercise of stock options and ESPP	1,379	9,239
Net cash (used in) provided by financing activities	(73,670)	382,530

Effect of exchange rate changes on cash and cash equivalents	773	494
Net increase (decrease) in cash and cash equivalents	1,645	(160,218)
Cash and cash equivalents, beginning of period	180,133	340,351
Cash and cash equivalents, end of period	$181,778	$180,133

Impax Laboratories, Inc.
Non-GAAP Financial Measures

Adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, adjusted cost of revenues, adjusted research and development expenses and adjusted selling, general and administrative expenses are not measures of financial performance under generally accepted accounting principles (GAAP) and should not be construed as substitutes for, or superior to, GAAP net loss, GAAP net loss per diluted share, GAAP cost of revenues, GAAP research and development expenses and GAAP selling, general and administrative expenses as a measure of financial performance. However, management uses both GAAP financial measures and the disclosed non-GAAP financial measures internally to evaluate and manage the Company’s operations and to better understand its business. Further, management believes the addition of non-GAAP financial measures provides meaningful supplementary information to, and facilitates analysis by, investors in evaluating the Company’s financial performance, results of operations and trends. The Company’s calculations of adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, adjusted cost of revenues, adjusted research and development expenses and adjusted selling, general and administrative expenses, may not be comparable to similarly designated measures reported by other companies, since companies and investors may differ as to what type of events warrant adjustment.

The following table reconciles reported net loss to adjusted net income:
(Unaudited; In thousands, except per share data)

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Net loss	$(301,070)	$(279,585)	$(469,287)	$(472,031)
Adjusted to add (deduct):
Amortization (a)	16,909	16,886	68,375	56,490
Non-cash interest expense (b)	6,660	6,241	25,950	22,846
Business development expenses (c)	8,061	251	11,097	4,540
Intangible asset impairment charges (d)	230,692	253,873	289,674	541,597
Fixed asset impairment charges (e)	79,705	-	82,508	-
Reserve for Turing receivable (f)	1,328	(7,731)	3,999	40,312
Turing legal expenses (g)	642	2,111	451	7,554
Restructuring and severance charges (h)	13,483	11,705	49,563	24,040
Gain on sale of assets (i)	(656)	-	(17,236)	-
Loss on extinguishment of debt	-	-	1,215	-
Inventory related charges (j)	6,224	-	26,702	-
Change in fair value of contingent consideration (k)	(38,123)	-	(31,048)	-
Legal settlements	-	-	7,900	-
Other	-	2,762	2,534	3,684
Income tax effect (l)	(16,213)	5,136	(7,205)	(145,368)
Adjusted net income	$7,642	$11,649	$45,192	$83,664

Adjusted net income per diluted share	$0.11	$0.16	$0.63	$1.16
Net loss per diluted share	$(4.18)	$(3.91)	$(6.53)	$(6.63)

Adjusted diluted weighted-average common shares outstanding	72,634,828	71,488,634	71,857,096	71,829,749

Impax Laboratories, Inc.
Non-GAAP Financial Measures

(a)
Reflects amortization of intangible assets from the portfolio of products acquired from Teva Pharmaceuticals Industries Ltd. and affiliates of Allergan plc (the “Teva Transaction”) in August 2016 and from the acquisition of Tower Holdings, Inc. and its subsidiaries in March 2015 (the “Tower Acquisition”).

(b)
Related to non-cash accretion of debt discount attributable to deferred financing costs associated with the $400.0 million term loan facility (the “Term Loan Facility”) to finance the Teva Transaction and the $600.0 million of outstanding 2% convertible senior notes, as well as bifurcation of the conversion option of the convertible notes.

(c)
Business development expenses are professional fees primarily related to the Teva Transaction and the proposed combination with Amneal Pharmaceuticals that the Company announced in the fourth quarter of 2017.

(d)
The Company recognized $186.7 million of impairment charges on in process research and development (IPR&D) product rights in the fourth quarter 2017, primarily related to two products acquired in the Teva Transaction, resulting from delays in launch and increased competition. The Company additionally incurred $44.0 million of fourth quarter impairment charges on two marketed products acquired in the Teva Transaction and Tower Acquisition, due to increased competition and related price erosion.

(e)
During the fourth quarter 2017, the Company recorded fixed asset impairment charges of $79.7 million primarily related to the Taiwan and Middlesex, New Jersey facilities. Sales of both the Taiwan and Middlesex facilities were completed during the first quarter 2018.

(f)
During the fourth quarter 2017, the Company increased the estimated receivable due from Turing Pharmaceuticals AG (“Turing”) by $1.3 million to reflect additional estimated Medicaid rebate claims due from Turing.

(g)
The Company recorded a charge in the first quarter 2017 for legal fees incurred as a result of the Company’s litigation against Turing alleging breach of the terms of the Turing Asset Purchase Agreement in the Company’s sale of Daraprim® resulting from Turing’s failure to reimburse the Company for chargebacks and Medicaid rebate liability.

(h)
During the fourth quarter 2017, the Company recorded restructuring, severance and other plant-related charges of $13.5 million related to the closure of its manufacturing, packaging and R&D operations at the Middlesex, New Jersey site as well as charges related to the reorganization of its Specialty Pharma division.

(i)	During the fourth quarter 2017, the Company recorded a gain on the sale of an ANDA related to the Company’s Middlesex, New Jersey facility.

(j)	During the fourth quarter 2017, the Company recorded an approximate $6.2 million charge related to an unfavorable supply agreement associated with its exit of the Middlesex site.

(k)
Represents the reduction in contingent consideration liability related to a product acquired in the Teva Transaction. Based on timing and probability of product launch, and number of competitors expected in the market, the Company concluded that fair value of the contingent consideration was zero at December 31, 2017.

(l)
Adjusted income taxes are calculated by tax effecting adjusted pre-tax income at the applicable effective tax rate that will be determined by reference to statutory tax rates in the relevant jurisdiction in which the Company operates and includes current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

The following table reconciles reported net loss to adjusted EBITDA:
(Unaudited, In thousands)

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Net loss	$(301,070)	$(279,585)	$(469,287)	$(472,031)
Adjusted to add (deduct):
Interest expense, net	13,672	13,440	53,412	40,419
Income taxes	(9,010)	8,572	18,326	(104,294)
Depreciation and amortization	21,570	23,573	93,731	82,879
EBITDA	(274,838)	(234,000)	(303,818)	(453,027)

Adjusted to add (deduct):
Share-based compensation expense	6,586	8,334	26,258	31,709
Business development expenses	8,061	251	11,097	4,540
Intangible asset impairment charges	230,692	253,873	289,674	541,597
Fixed asset impairment charges	79,705	-	82,508	-
Reserve for Turing receivable	1,328	(7,731)	3,999	40,312
Turing legal expenses	642	2,111	451	7,554
Restructuring and severance charges	13,483	11,705	49,563	24,040
Gain on sale of intangible assets	(656)	-	(17,236)	-
Loss on extinguishment of debt	-	-	1,215	-
Inventory related charges	6,224	-	26,702	-
Change in fair value of contingent consideration	(38,123)	-	(31,048)	-
Legal settlements	-	-	7,900	-
Other	-	2,762	2,534	3,684
Adjusted EBITDA	$33,104	$37,305	$149,799	$200,409

Impax Laboratories, Inc.
Non-GAAP Financial Measures
(Unaudited; In thousands)

The following Adjusted Consolidated Statements of Operations reflects the impact of the items reconciling reported net loss to adjusted net income.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Revenues:
Impax Generics, net	$112,943	$139,226	$549,077	$606,320
Impax Specialty Pharma, net	69,967	59,196	226,710	218,109
Total revenues, net	182,910	198,422	775,787	824,429
Cost of revenues	91,569	105,747	395,798	411,648
Gross profit	91,341	92,675	379,989	412,781

Operating expenses:
Selling, general and administrative	51,637	49,933	200,376	184,281
Research and development	15,591	19,930	74,935	78,944
Patent litigation	1,223	1,292	5,105	7,819
Total operating expenses	68,451	71,155	280,416	271,044
Income from operations	22,890	21,520	99,573	141,737

Other income (expense):
Interest expense, net	(7,012)	(7,199)	(27,462)	(17,573)
Other, net	(1,033)	764	(1,388)	574
Income before income taxes	14,845	15,085	70,723	124,738
Provision for income taxes	7,203	3,436	25,531	41,074
Adjusted net income	$7,642	$11,649	$45,192	$83,664

Adjusted net income per common share:
Diluted	$0.11	$0.16	$0.63	$1.16

Adjusted weighted-average common shares outstanding:
Diluted	72,634,828	71,488,634	71,857,096	71,829,749

Impax Laboratories, Inc.
Non-GAAP Financial Measures
(Unaudited; In thousands)

The following table reconciles reported cost of revenues, research and development expenses, and selling, general and administrative expenses to adjusted cost of revenues, adjusted gross profit, adjusted gross margin, adjusted research and development expenses, and adjusted selling, general and administrative expenses:

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Cost of revenues	$126,480	$129,047	$535,123	$486,899
Cost of revenues impairment charges	43,961	230,625	96,865	488,632
Adjusted to deduct:
Amortization	16,909	16,886	68,375	56,490
Intangible asset impairment charges	43,961	230,625	96,865	488,632
Business development	-	-	112	-
Restructuring and severance charges	11,778	6,414	44,136	18,761
Inventory related charges	6,224	-	26,702	-
Adjusted cost of revenues	$91,569	$105,747	$395,798	$411,648

Adjusted gross profit (a)	$91,341	$92,675	$379,989	$412,781
Adjusted gross margin (a)	49.9%	46.7%	49.0%	50.1%

Research and development expenses	$15,689	$20,530	$80,847	$80,466
In-process research and development impairment charges	186,731	23,248	192,809	52,965
Adjusted to deduct:
Intangible asset impairment charges	186,731	23,248	192,809	52,965
Restructuring and severance charges	98	-	3,378	-
Other	-	600	2,534	1,522
Adjusted research and development expenses	$15,591	$19,930	$74,935	$78,944

Selling, general and administrative expenses	$64,016	$57,586	$216,270	$201,830
Adjusted to deduct:
Business development expenses	8,061	251	10,985	4,540
Turing legal expenses	642	2,111	451	7,554
Restructuring and severance charges	3,676	5,291	4,458	5,455
Adjusted selling, general and administrative expenses	$51,637	$49,933	$200,376	$184,281

(a)	Adjusted gross profit is calculated as total revenues less adjusted cost of revenues. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

Impax Laboratories, Inc.
Non-GAAP Financial Measures
(Unaudited; In thousands)

The following tables reconcile the Impax Generics and Impax Specialty Pharma divisions reported cost of revenues to adjusted cost of revenues, adjusted gross profit and adjusted gross margin:

Impax Generics Division Information

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Cost of revenues	$106,801	$109,380	$454,911	$417,316
Cost of revenues impairment charges	43,961	206,312	96,865	464,319
Adjusted to deduct:
Amortization	13,075	9,470	53,039	30,599
Intangible asset impairment charges	43,961	206,312	96,865	464,319
Restructuring and severance charges	9,960	6,414	35,054	18,761
Inventory related charges	6,224	-	26,702	-
Business development	-	-	112	-
Adjusted cost of revenues	$77,542	$93,496	$340,004	$367,956

Adjusted gross profit (a)	$35,401	$45,730	$209,073	39.3%
Adjusted gross margin (a)	31.3%	32.8%	38.1%	39.3%

Impax Specialty Pharma Division Information

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Cost of revenues	$19,679	$19,667	$80,212	$69,583
Cost of revenues impairment charges	-	24,313	-	24,313
Adjusted to deduct:
Amortization	3,834	7,416	15,336	25,891
Restructuring and severance charges	1,818	-	9,082	-
Intangible asset impairment charges	-	24,313	-	24,313
Adjusted cost of revenues	$14,027	$12,251	$55,794	$43,692

Adjusted gross profit (a)	$55,940	$46,945	$170,916	$174,417
Adjusted gross margin (a)	80.0%	79.3%	75.4%	80.0%
Corporate General and Administrative

	Three months ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
General and administrative expenses	$37,123	$34,381	$120,027	$119,874
Adjusted to deduct:
Business development expenses	8,061	251	10,985	4,540
Turing legal expenses	642	2,111	451	7,554
Restructuring and severance charges	669	5,291	1,341	5,363
Adjusted general and administrative expenses	$27,751	$26,728	$107,250	$102,417

(a)	Adjusted gross profit is calculated as total revenues less adjusted cost of revenues. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

Impax Laboratories, Inc.
Non-GAAP Financial Measures
(Unaudited; In thousands)

The following tables reconcile the Impax Generics and Impax Specialty Pharma divisions reported (loss) income from operations to adjusted income from operations:

Impax Generics Division Information

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016

GAAP loss from operations	$(212,951)	$(212,088)	$(265,206)	$(386,397)
Adjusted to add (deduct):
Amortization	13,075	9,470	53,039	30,599
Intangible asset impairment charges	230,692	217,587	289,674	492,084
Restructuring and severance	10,058	6,414	38,433	18,852
Inventory related charges	6,224	-	26,702	-
Fixed asset impairment charges	6,486	-	8,380	-
Change in fair value of contingent consideration	(38,123)	-	(31,048)	-
Business development expenses	-	-	112	-
Other	-	600	2,535	1,522
Adjusted income from operations	$15,461	$21,983	$122,621	$156,660

Impax Specialty Pharma Division Information

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016

GAAP (loss) income from operations	$(46,698)	$(17,437)	$(17,459)	$12,089
Adjusted to add:
Amortization	3,834	7,416	15,336	25,891
Intangible asset impairment charges	-	36,286	-	49,513
Restructuring and severance	4,825	-	12,199	-
Fixed asset impairment charges	74,128	-	74,128	-
Adjusted income from operations	$36,089	$26,265	$84,204	$87,493